Exhibit 99.1

Strategic Cooperation Agreement

This Strategic Cooperation Agreement (“this Agreement”) is signed by the following parties in the Hong Kong Special Administrative Region of China on 6 January 2021.

Party A: Lion Group Holding Ltd. (NASDAQ: LGHL)

Address: Unit A-C, 33/F Floor, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong

Party B: Yao Yongjie

Identification number: [*]

Address: [*]

Article I The Background

1.1	Party A is a US NASDAQ listed company and has abundant resources in the global capital market. In particular, it has obtained in Hong Kong and the Cayman Islands a number of financial licenses, across securities, futures, insurance, derivatives, asset management, etc., industries, involving in mainstream investment products of the global financial markets.

1.2	Party B is a leader in the global blockchain industry and Chairman of the Board of Directors of Hong Kong-listed Grandshores Technology Group Limited (stock code: 1647), with much investment experience and industry resources in the blockchain industry.

In accordance with the provisions of the relevant laws and laws, the parties have agreed to cooperate as follows.

Article II The Cooperation

2.1	Party A and Party B will each use their respective capital, platform and resources to jointly set up a fund of not more than US$800 million to jointly promote the development and the industry environment of blockchain technology. The fund will invest, without limitation, in mine construction, mining and its upstream and downstream industries of digital currencies such as Bitcoin (BTC) and Ethereum (ETH).

2.2	Party A engages Party B as the chief technical adviser to provide technical advice and consultancy service in blockchain industry.

2.3	Party A shall within three working days after the signing of this Agreement announce the grant to Party B options to subscribe for 6 million Party A Class A American Depositary Shares (ADSs) at a price fixed at US$2 per share (1 share = 1 ADS) (hereinafter referred to as the “call options”). Within 24 months of the signing of this Agreement, Party B may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in Party A exceeds US$3 per share for 3 consecutive trading days, Party B may exercise 2 million call options;

(ii)	if the closing price of the shares in Party A exceeds US$5 per share for 3 consecutive trading days, Party B may exercise 2 million call options;

(iii)	if the closing price of the shares in Party A exceeds US$7.50 per share for 3 consecutive trading days, Party B may exercise 2 million call options.

Party A shall, within 1 working day after the above-mentioned exercise conditions have been met, give Party B written notice of meeting the conditions of exercise and provide wire information of its bank account, and Party B shall pay the aggregate exercise price in full to Party A’s designated account within 6 months of receipt of the notice through its own account or a designated third party account.

Party A shall complete the legal process of ADSs issuance within 5 working days after receipt of the aggregate exercise price, so that Party B can obtain the full title in the corresponding ADSs. If it is not completed within the above period, it shall compensate Party B for all the loss of the benefit for the period (the benefit for the period per ADS is the difference between the average closing price of the ADSs during the period that the ADSs should have been issued to Party B pursuant to this Agreement and the closing price of the ADSs on the day that Party B lodges the claim for compensation).

Party B shall not have any time limit for the sale of the ADSs obtained through the exercise of the above call options. If Party B intends to sell, Party A shall fully cooperate to complete the relevant process for the sale of the ADSs. Within 24 months of the signing of this Agreement, Party A shall not unilaterally cancel Party B's call option arrangements except with the written consent of Party B.

Article III Other Arrangements

3.1	The agreement under Article II is legally binding. The matters within the framework of cooperation under this Agreement shall be determined by the relevant provisions of the formal cooperation agreements of the parties. In the course of the performance of this Agreement, both parties shall strive to resolve any dispute through consultation, and either party that shall have the right to file a suit in the court where this Agreement was signed if the dispute cannot be resolved through consultation.

3.2	This Agreement shall be executed in two copies and Party A and Party B shall each keep one. This Agreement shall be effective from the date of the signing. Internet signing and face to face signing shall have the same legal effect. The designated mailbox information of the parties is as follows:

Party A: [*]

Party B: [*]

(Signature page follows)

Party A: Lion Group Holding Ltd.

Authorized Signatory:

Party B: Yao Yongjie

Signatory:

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